Effective date of
This endorsement: July 1, 2008	Vigilant Insurance Company

Endorsement No.: 15

To be attached to and form a part of Policy
Number: 6800-2089
Issued to: WILLIAMS CAPITAL MANAGEMENT TRUST

EXTENSION OF POLICY PERIOD ENDORSEMENT
It is understood and agreed that:
1.	ITEM 5. of the Declarations, Policy Period, is deleted in its entirety and replaced with the following:

ITEM 5. Policy Period:	from: 12:01 a.m. on January 1, 2007
to: 12:01 a.m. on September 30, 2008
Local time at the address shown in ITEM 1.
2.	The Aggregate Limit of Liability set forth in the Declarations and provided during the period from July 1, 2008 to September 30, 2008 shall be the remaining portion, if any, of the Aggregate Limit of Liability from January 1, 2007 to July 1, 2008.
Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above started.

Date: June 25, 2008	By

Authorized Representative

ICAP-PL Policy
Form 17-02-2470 (Ed. 6-010	Page 1
Class 2-14100, 2-14100, 2-14100, 2-14100

NOTICE; THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS